

Mail Stop 7010

November 9, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Peter S. Case
Chief Financial Officer
Crocs, Inc.
6328 Monarch Park Place
Niwot, Colorado 80503

> RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended June 30, 2007
>   File No. 1-51754

Dear Mr. Case:

　　We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Sales and Distribution, page 5

2. You use distributors in select foreign markets and disclose certain terms associated with these agreements. Please also disclose whether there are rights of returns and/or price protection features in these agreements. If so, please expand your revenue recognition policy in the notes to the financial statements to disclose these features and address the impact of these features or any other features on your revenue recognition.

Raw Materials, page 7

Manufacturing and Sourcing, page 7

3. Please identify your suppliers and manufacturers. Please tell us why you have not filed the agreements relating to these relationships pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis

Results of Operations, page 32

4. Your revenues increased 226.6% from the year ended December 31, 2005 to the year ended December 31, 2006. Please significantly enhance your discussion to address the business reasons for the increases in revenues. Your discussion should quantify each of the factors that led to significant fluctuations in revenues, which include the increase in the number of retail stores, impact of company owned stores, impact of kiosk sales, impact of web-based sales, new product offerings, and acquisitions. Please also disclose any known trends or uncertainties. For example, you should disclose any trends related to your product offerings which have had or which you expect to have a material impact on your revenues or income from operations. Refer to Items 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and Cash Equivalents, page F-7

5. Please tell us how you determined it was appropriate to reflect receivables from credit
    card companies in the cash and cash equivalents line item. Please refer to paragraphs
    7 through 10 of SFAS 95. Please also tell us the amount of credit card receivables
    included in this line item as of each balance sheet date.

Note 4. Goodwill and Intangible Assets, page F-13

6. Please disclose the weighted average amortization period for each intangible asset
    class. Refer to paragraph 44(a)(3) of SFAS 142.

Note 5. Equity

Share-Based Compensation, page F-14

7. You state that you engaged independent third party valuation specialists to perform
    retrospective valuations. Please identify each of the valuation specialists, or revise
    your disclosure to eliminate the reference to them. It appears that the Form 10-K for
    the year ended December 31, 2006 was incorporated by reference into the Form S-8
    filed on July 19, 2007. If you continue to refer to experts in a Form 10-K, which is
    incorporated by reference into a registration statement, please also provide a consent
    from each specialist. Refer to Rule 436 of Regulation C.

Note 15. Commitments and Contingencies, page F-24

8. It appears that you provide standard warranties on many of your products. Please
    provide the disclosures required by paragraph 14 related to these product warranties.

Note 21. Legal Proceedings, page F-28

9. You state that you do not expect the ultimate resolution of matters to have a material
    adverse impact on your business. Please clarify whether amounts have been accrued
    based on the criteria of paragraph 8 of SFAS 5 for each of these matters. If so, please
    provide the disclosures required by paragraph 9 of SFAS 5. If no amounts have been
    accrued and it is reasonably possible that a loss has been incurred or a loss in excess
    of amounts accrued has been incurred, please disclose an estimate of the loss or range
    of loss or state that an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2006

Item 11. Executive Compensation

Elements of Compensation, page 7

10. Please identify the peer group companies against which you have benchmarked
elements of your compensation and discuss the degree to which the Compensation
Committee considered such companies comparable to you. Refer to Item
402(b)(2)(xiv) of Regulation S-K.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007

General

11. Please address the above comments in your interim filings as well.

Financial Statements

Notes to Financial Statements

Note 1. Condensed Consolidated Financial Statements

Income Taxes, page 6

12. Please disclose the total amount of unrecognized tax benefits that, if recognized,
would affect the effective tax rate in accordance with paragraph 21(b) of FIN 48.
Please also provide the disclosures required by paragraph 21(d) of FIN 48 for
positions for which it is reasonably possible that the total amounts of unrecognized
tax benefits will significantly increase or decrease within 12 months.

Managements Discussion and Analysis

Liquidity and Capital Resources, page 18

13. Please disclose the nature of the unrealized foreign exchange rate line item recorded
as a reconciling item in your determination of cash provided by operating activities
for the six months ended June 30, 2007. It is unclear why this amount is not reflected
in the reporting currency equivalent of the assets and/or liabilities affected by the
change in the exchange rate.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Slivka, Staff Attorney, at (202) 551-3729 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant